UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

EXHIBIT INDEX

On February 29, 2024, Akanda Corp. issued a press release entitled “Akanda Corp. Signs Share Purchase and Escrow Agreements for the Sale of Portuguese Assets to Somai Pharmaceuticals”, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. A copy of the Share Purchase Agreement dated February 28, 2024 by and among Akanda Corp., Cannahealth Limited, Holigen Limited and Somai Pharmaceuticals Unipressoal, LDA. and a copy of Escrow agreement dated February 28, 2024 by and among Akanda Corp., Somai Pharmaceuticals LTD. and Lawson Lundell LLP are also furnished herewith as Exhibit 99.2 and Exhibit 99.3 to this Report on Form 6-K.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit No.	Description

99.1	Press Release Issued by Akanda Corp. to Announce that Akanda Corp. Signs Share Purchase and Escrow Agreements for the Sale of Portuguese Assets to Somai Pharmaceuticals
99.2 Ω˄	Share Purchase Agreement dated February 28, 2024 by and among Akanda Corp., Cannahealth Limited, Holigen Limited and Somai Pharmaceuticals Unipressoal, LDA.
99.3	Escrow Agreement dated February 28, 2024 by and among Akanda Corp., Somai Pharmaceuticals LTD. and Lawson Lundell LLP

Ω	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item (601)(b)(10).

˄	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: February 29, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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